Sunlight Financial Holdings Inc.

101 N. Tryon Street

Suite 1000

Charlotte, NC 28246

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jessica Livingston

Re:         Sunlight Financial Holdings Inc.

Registration Statement on Form S-1, as amended

Filed July 30, 2021

File No. 333-258338

Dear Ms. Livingston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sunlight Financial Holdings Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time on Tuesday, September 7, 2021, or as soon as thereafter practicable.

Sincerely,

Sunlight Financial Holdings Inc.

/s/Matthew Potere
Name: Matthew Potere
Title: Chief Executive Officer

cc:          G. Michael O’Leary, Hunton Andrews Kurth LLP

Taylor E. Landry, Hunton Andrews Kurth LLP